SO 3/4/03

03002407

UF 3-3-03

STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Timothy Partners, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1304 W. Fairbanks Ave.
(No. and Street)

Winter Park (City) FL (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Covert (407) 644-1986
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Percy B. Bell
(Name – *if individual, state last, first, middle name*)

1950 Lee Road, 225 (Address) Winter Park (City) FL (State) 32789 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED FEB 27 2003

PROCESSED MAR 12 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8 3-11

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur D. Aly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timothy Partners, Ltd., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERRY COVERT
Notary Public, State of Florida
My comm. exp. May 11, 2003
Comm. No. CC836179

Notary Public

Signature

President of the general partner

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIMOTHY PARTNERS, Ltd.

FINANCIAL STATEMENTS

For the years ended December 31, 2002 and 2001

CONTENTS

PERCY B. BELL, CPA
1950 LEE ROAD, 225
WINTER PARK, FLORIDA, 32789

INDEPENDENT AUDITOR'S REPORT

Partners,
Timothy Partners, Ltd.

I have audited the accompanying statement of financial condition of Timothy Partners, Ltd., as of December 31, 2001, and the related statements of income, and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Timothy Partners, Ltd., at December 31, 2001, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Percy B. Bell, CPA

Winter Park, Florida
February 11, 2003

TIMOTHY PARTNERS, Ltd.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002 and 2001

		2002		2001
ASSETS:				
Cash	$	135,329	$	109,879
Miscellaneous receivables		187,589		115,079
Related party receivable		6,381		17,054
Prepaid expenses		58,096		51,588
Property and equipment, net of accumulated depreciation		17,971		14,692
Other assets, net of accumulated amortization		150,343		156,132
TOTAL ASSETS		555,709		464,424
LIABILITIES:				
Accounts payable and accrued expenses		231,509		157,102
Distributions payable		9,500		15,400
TOTAL LIABILITIES		241,009		172,502
PARTNERS' EQUITY:				
General partners' capital		100		100
Partners' capital - Class II		125,000		507,895
Limited partners' capital		4,211,008		3,642,123
Retained earnings		(4,021,408)		(3,858,196)
TOTAL EQUITY		314,700		291,922
	$	555,709	$	464,424

The accompanying notes are an intergral part of these financial statements.

TIMOTHY PARTNERS, Ltd.

STATEMENT OF INCOME
For the years ending December 31, 2002 and 2001

	2002	2001
REVENUES:		
Advisor fees	$ 829,134	$ 547,349
Commissions	1,164,997	977,304
Administration fees	293,095	109,024
Service and sponsor fees	42,142	42,957
TOTAL REVENUE	2,329,368	1,676,634
EXPENSES:		
Direct Mutual Fund Expense:		
Outside service fees	396,442	278,808
Sub advisor	310,376	216,842
Prospectus and report printing	27,410	18,947
Blue sky fees	50,264	42,465
Legal and accounting	31,284	21,590
Other	19,028	35,774
Total Direct Mutual Fund Expenses	834,804	614,426
Advisor Marketing and Overhead Expenses:		
Management fee	427,500	381,500
Marketing costs	122,193	136,326
Commissions to brokers	689,759	608,994
Registration and filing	21,773	23,030
Factoring expense	216,861	191,030
Depreciation and amortization	14,005	18,448
Occupancy and other	165,685	130,463
Total Advisor Marketing and Overhead Expenses	1,657,776	1,489,791
TOTAL EXPENSES	2,492,580	2,104,217
NET LOSS	$ (163,212)	$ (427,583)

The accompanying notes are an intregral part of these financial statements.

TIMOTHY PARTNERS, Ltd.

STATEMENT OF CHANGES IN PARTNERS' EQUITY

For the years ended December 31, 2002 and 2001

	PARTNERS' CAPITAL	ACCUMULATED DEFICIT	TOTAL
Balances at January 1, 2001	3,688,238	(3,430,613)	257,625
Net Loss		(427,583)	(427,583)
Proceeds from issuance of Class II partnership capital	275,000		275,000
Return of Class II partnership capital	(68,572)		(68,572)
Proceeds from issuance of additional partnership units	298,250		298,250
Return of partnership capital	(42,797)		(42,797)
Balances December 31, 2001	4,150,119	(3,858,196)	291,923
Net Loss		(163,212)	(163,212)
Proceeds from issuance of Class II partnership units	175,000		175,000
Return of Class II partnership capital	(23,950)		(23,950)
Proceeds from issuance of additional partnership units	72,500		72,500
Return of partnership capital	(37,560)		(37,560)
Balances December 31, 2002	4,336,109	(4,021,408)	314,701

The accompanying notes are an intregral part of these financial statements.

TIMOTHY PARTNERS, Ltd.

STATEMENT OF CASH FLOWS
For the years ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (163,212)	$ (427,583)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation and amortization	14,005	18,448
(Increase) decrease in miscellaneous receivables	(72,510)	(46,839)
(Increase) decrease in prepaid expenses	(6,508)	(21,832)
Increase (decrease) in accounts payable and accrued expenses	74,407	74,161
(Increase) decrease in related party receivable	10,673	(11,580)
Total adjustments	20,067	12,358
Net cash used by operating activities	(143,145)	(415,225)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(10,783)	(1,650)
Purchase of other assets	(713)	(17,630)
Net Cash used by investing activities	(11,496)	(19,280)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of additional partnership units	72,500	298,250
Proceeds from issuance of Class II partnership capital	175,000	275,000
Return of Class II partnership capital	(30,150)	(64,570)
Return of limited partners' capital	(37,260)	(37,041)
Net cash provided by financing activities	180,090	471,635
Net change in cash	25,449	37,130
Cash at beginning of year	109,879	72,749
Cash at end of year	$ 135,328	$ 109,879

The accompanying notes are an intregal part of these financial statements

TIMOTHY PARTNERS, Ltd

NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2002 and 2001

NATURE OF OPERATIONS

Timothy Partners, Ltd. is a Florida based limited partnership, which was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. The Partnership serves as advisor and manager of the Timothy Family of Funds. The Partnership provides investment management, back office operations, investment screening and marketing. The Partnership receives various asset-based fees for these services. The Funds will restrict their investment portfolio's and will not allow investing in a corporation involved in the areas of alcohol, tobacco, casino gambling, pornography, or abortion (directly or indirectly). During 1997 the Partnership registered as a broker/dealer and now receives and pays commissions on behalf of the Funds. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the partnership considers all cash held in banks and money market accounts to be cash and cash equivalents.

B. DEPRECIATION AND AMORTIZATION

Depreciation accounting is a system of accounting which aims to distribute the cost of assets over their estimated useful life in a systematic and rational manner. Depreciation is computed using the straight-line method over the useful lives of 3 to 10 years. Amortization is computed using the straight-line method over a useful life of 25 years.

C. ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions. Actual results can differ from those estimates

D. INCOME TAXES

The Partnership is exempt from Federal and State income taxes. Partners reflect a proportional share of income and losses on their income tax return.

E. COMMISSIONS

Commissions are recorded on a trade date basis as securities transactions occur.

F. RECLASSIFICATIONS

Reclassifications have been made to the 2001 balances in order to conform to the classifications used in 2002.

TIMOTHY PARTNERS, Ltd.

NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2002 and 2001

NOTE 1 MISCELLANEOUS RECEIVABLES

The Partnership's miscellaneous receivables for December 31, 2002 and 2001 represents amounts due to the partnership for commissions and fees. No allowances have been established, as all amounts are colle at December 31, 2002 and 2001.

NOTE 2 PROPERTY AND EQUIPMENT

Property and equipment as reflected in the financial statements are stated at original cost and is net of accumulated depreciation as summarized below:

	2002	2001
Computer equipment	$ 43,548	$ 33,631
Office equipment	24,446	24,446
Software	9,410	8,544
Leasehold improvements	4,752	4,752
Office furniture	3,181	3,181
	85,337	74,554
Less accumulated depreciation	67,366	59,862
Total property and equipment	17,971	14,692

NOTE 3 PREPAID EXPENSES

The amount reflected in the financial statements represents prepaid broker/dealer fees and prepaid registrations and supplies.

NOTE 4 OTHER ASSETS

Other assets as reflected in the financial statements are shown net of accumulated amoritization and a summarized as follows:

	2002	2001
Fund and partnership set-up cost	93,637	93,637
Trademark and logo costs	4,400	4,400
Issue cost of additional share classes	98,671	97,958
Custom programming-fund service company	4,666	4,666
Deposits	2,225	2,225
	203,599	202,886
Less accumulated amortization	53,256	46,754
Total other assets	$ 150,343	$ 156,132

TIMOTHY PARTNERS, Ltd.

NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2002 and 2001

NOTE 5 OPERATING LEASE

The Partnership has entered into several operating leases. Monthly payments during 2002 and 2001 totaled $7,402 and $10,847 respectively. Minimum payments for 2003 are $9,060.

NOTE 6 PARTNERS' CAPITAL – CLASS II

During 2002 and 2001, $175,000 and $275,000 respectively, of Class II limited capital was received. All but $125,000 of Class II partners' capital was converted to standard limited capital in April, 2002. An annual rate of 12% is earned on Class II partners' capital. In January, 2003 the remaining $125,000 of Class II partner's capital was converted to standard limited capital.

NOTE 7 RELATED PARTY TRANSACTIONS

During 2002 and 2001, a management fee of $427,500 and $381,500 respectively, was paid to Covenant Financial Management, Inc. (CFM) to cover employee and occupancy costs. CFM is owned by the general partners. During 2001 occupancy costs began to be paid by the Partnership.

During 1997, the Partnership entered into a master sale and servicing agreement with Covenant Investment Corporation (CIC), an organization owned by some of the partners of Timothy Partners, Ltd. The agreement provides for the sale of all receivables and rights to payments of asset based and contingent deferred sales charges. During 2002 and 2001 respectively, the Partnership sold receivable rights of $906,620 and $798,606. The Partnership received $689,759 and $607,576 for these receivables resulting in a factoring expense of $216,861 and $191,030 for 2002 and 2001 respectively.

NOTE 8 TIMOTHY PARTNERS, L.C. (TPLC)

During February, 1999 Timothy Partners, L.C. (TPLC) was formed. This Limited Liability Company was formed to invest in Timothy Partners, LTD. Through an exempt private placement offering, 200 subscriptions were offered at $5,000 each. The net proceeds of the private placement were used to purchase a 16.67% interest in Timothy Partners, Ltd. During 1999, 100 of the available subscriptions were sold. The balances of the subscriptions were sold in 2000 and the partnership has received $947,500 of capital investment to date.

NOTE 9 UNCERTAINTY

The Partnership has suffered recurring losses since inception. Capital has been raised to cover these losses in the past. Management is confident the capital needed to fund the losses can be raised until the Funds begin to provide revenues sufficient to sustain operations.

The Funds total asset value increased sharply during the fourth quarter of 2001. Management expects to achieve breakeven operations on a monthly basis during 2003.

SUPPLEMENTAL INFORMATION

TIMOTHY PARTNERS, Ltd.

SUPPLEMENTAL INFORMATION - SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3 - 1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002 and 2001

	2002	2001
	$ 314,700	$ 291,922
Partners equity		
Deductions and/or charges:		
Nonallowable assets:		
Receivables from noncustomers	6,381	17,054
Prepaid expenses	58,096	51,588
Net property and equipment	17,971	14,692
Net other assets	150,343	156,132
Total nonallowable assets	232,791	239,466
Net capital before haircuts	81,909	52,456
Haircut on money market account	----------	--------
Net capital	81,905	52,456
Aggregate indebtedness:		
Other accounts payable and accrued costs	102,195	66,415
Payable to broker/dealers	129,314	90,687
Distributions payable	9,500	15,400
Total aggregate indebtedness	241,009	172,502
Minimum net capital requirement	16,068	11,500
Excess net capital	65,841	40,956
Excess net capital at 1000 percent	57,808	35,206
Ratio: Aggregate indebtedness to net capital	2.94 to 1	3.29 to 1
Reconciliation with partnership's computation (Included in part II of form X - 17 a - 5 as of December 31, 2002 and 2001		
Net capital as reported in partnership's Part II unaudited FOCUS report)	97,717	67,236
Audit adjustments	$ 15,808	$ 14,780
Net capital as audited	81,909	52,456

TIMOTHY PARTNERS, Ltd.

REPORT ON INTERNAL ACCOUNTING CONTROL
December 31, 2002

Partners,
Timothy Partners, Ltd.

In planning and performing my audit of the financial statements and supplemental schedule of Timothy Partners, Ltd. (the Partnership), for the year ended December 31, 2001, I considered its internal control., including activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and to the practices and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives

TIMOTHY PARTNERS, Ltd.

REPORT ON INTERNAL ACCOUNTING CONTROL
December 31, 2002

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matters involving the control environment and its operation that I consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Timothy Partners, Ltd., for the year ended December 31, 2002, and this report does not affect my report thereon dated January 31, 2003. The current organizational structure is limited in size and does not provide sufficient personnel for segregation of duties as required for effective internal control. The Partnership utilizes an outside mutual fund servicing organization thus providing significant controls over securities and revenue related transactions. All outstanding payables need to be recognized to ensure accurate net capital computations are obtained.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

TIMOTHY PARTNERS, Ltd

REPORT ON INTERNAL ACCOUNTING CONTROL
December 31, 2002

This report is intended solely for the use of the Partners, management, the SEC, and other regulatory agencies that rely; on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Percy B. Bell, CPA.

Winter Park, Florida

January 31, 2003

FORM X-17A-5	FOCUS REPORT (Financial and Operational Combined Uniform Single Report) Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: TIMOTHY PARTNERS, LTD. [0013]

SEC File Number: 8-49589 [0014]

Address of Principal Place of Business: 1304 W. FAIRBANKS AVE [0020]

WINTER PARK [0021] FL [0022] 32789 [0023]

Firm ID: 41835 [0015]

For Period Beginning 10/01/2002 [0024] And Ending 12/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Art Ally, President [0030] Phone: 407-644-1986 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

		Allowable	Non-Allowable	Total
1.	Cash	135,329 [0200]		135,329 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	204,511 [0355]	30,835 [0600]	235,346 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

	[0170]			
B. Other securities	[0180]			
8. Memberships in exchanges:				
A. Owned, at market	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	217,018 [0680]	217,018 [0920]
11. Other assets		[0535]	40,628 [0735]	40,628 [0930]
12. **TOTAL ASSETS**		339,840 [0540]	288,481 [0740]	628,321 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	90,947 [1115]	[1305]	90,947 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	151,175 [1205]	[1385]	151,175 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value: from outsiders [0990]		[1410]	0 [1720]
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

	2.	Includes equity subordination (15c3-1(d)) of [1010]			
	D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.		TOTAL LIABLITIES	242,122 [1230]	0 [1450]	242,122 [1760]

Ownership Equity

			Total
21.		Sole proprietorship	[1770]
22.		Partnership (limited partners 386,198 [1020])	386,198 [1780]
23.		Corporations:	
	A.	Preferred stock	[1791]
	B.	Common stock	[1792]
	C.	Additional paid-in capital	[1793]
	D.	Retained earnings	[1794]
	E.	Total	0 [1795]
	F.	Less capital stock in treasury	[1796]
24.		TOTAL OWNERSHIP EQUITY	386,198 [1800]
25.		TOTAL LIABILITIES AND OWNERSHIP EQUITY	628,320 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2002 [3932]	Period Ending 12/31/2002 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		34,094 [3955]
5.	Revenue from sale of investment company shares		37,070 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		212,258 [3975]
8.	Other revenue		[3995]
9.	Total revenue		283,422 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			[4120]
11.	Other employee compensation and benefits			[4115]
12.	Commissions paid to other broker-dealers			[4140]
13.	Interest expense			[4075]
	a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses			[4195]
15.	Other expenses			297,866 [4100]
16.	Total expenses			297,866 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-14,444 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-14,444 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	29,841 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			386,198 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			386,198 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			386,198 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		288,481 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-288,481 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			97,717 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	

D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10.	Net Capital		97,717 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	16,141 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	16,141 [3760]
14.	Excess net capital (line 10 less 13)	81,576 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	73,504 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			242,122 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			242,122 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	248 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			362,393 [4240]
	A.	Net income (loss)		-14,444 [4250]
	B.	Additions (includes non-conforming capital of	50,000 [4262])	50,000 [4260]
	C.	Deductions (includes non-conforming capital of	11,750 [4272])	-11,750 [4270]
2.	Balance, end of period (From item 1800)			386,199 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]